

September 23, 2010

Mr. O. Leonard Dorminey
President
Heritage Financial Group, Inc. and
Heritage Financial Group
721 North Westover Boulevard
Albany, Georgia 31707

Re: Heritage Financial Group, Inc.   and   Heritage Financial Group
Registration Statement on Form S-1   Form 10-K for December 31, 2010
Filed June 22, 2010   Filed April 9, 2010
File No. 333-167670   File No. 0-51305

Dear Mr. Dorminey:

We have reviewed your amendment number 2 to Form S-1 dated September 14, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including any draft of proposed disclosure, we may have additional comments.

How We Determined the Offering Range…, page 5

1. Given the significant decline in market value, please disclose the prior appraised market value within this section.

2. In conjunction with negative peer group performance disclosure in the first paragraph, please revise to indicate the performance of the recent conversions disclosed on page 122, and more prominently reference that information.

Mr. O. Leonard Dorminey
President
Heritage Financial Group, Inc. and
Heritage Financial Group
September 23, 2010
Page 2

Market for the Common Stock, page 14

3. Please clarify that the market price of shares issued in this offering will be different than shares of HFG. In "Market for the Common Stock," on page 36, please note in the first paragraph that the shares of common stock of HFG and Heritage Financial Group represent difference economic interests, will reflect different financial results, and therefore it is expected that the market price of the two securities will be different.

The recent economic recession…, page 18

4. Please include the average unemployment rate, or a comparable, meaningful figure, for your market area. We note from page 77 that they appear to be materially higher than national figures.

Risks Related to the Offering
The future price of our shares…, page 25

5. Please reference the table on page 122 and disclose that for six out of nine of those companies the trading price is lower than the price paid in the offering.

Selected Financial Ratios and Other Data, page 31

6. Please revise your ratio information to clarify how purchased loans are reflected in your data, including non-performing loans. Revise here and throughout your document, as appropriate, to provide consistent disclosure of these loans and their performance status.

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 48

7. Noting that the $1M intangible asset related to Florida branching was impaired with the enactment of the Dodd-Frank Act, please revise to provide more prominent discussions in your document of the charge, including clear disclosure in your Subsequent Events footnote on page F-61. In the summary, risk factor section or a note to the selected financial data beginning on page 30, prominently disclose this situation and describe the expected impact on net income for 2010.

Mr. O. Leonard Dorminey
President
Heritage Financial Group, Inc. and
Heritage Financial Group
September 23, 2010
Page 3

Market Area, page 77

8. Disclose who SNL Financial is and where these reports can be obtained.

9. On an aggregate or individual basis, discuss the reason for the expected population growth rates. Note, for example, with respect to the Ocala market with an unemployment rate of 15.4%, but an expected growth rate of 12.9% over the next five years. Also, if not evenly achieved, disclose the historic, 9 year growth of 32% on an annual basis.

Financial Statements

Note 2. Acquisition Activity, page F-19

10. Please revise your disclosures regarding The Tattnall Bank to identify that your original establishment of a contingent liability to cover the costs to maintain and dispose of problem assets was an error under GAAP. Revise to more clearly confirm, if true, that you determined that the correction of this error was not material to prior or current period financial statements and therefore you elected to record the costs in the current period rather than restate prior periods.

11. Please revise to explain how you determined the value previously ascribed to the accrued liability now qualifies as a further reduction of the fair market value of the loans. Tell us how you considered the guidance of ASC 820-10 (SFAS 157).

12. Please refer to the table on page F-21. Please revise to disclose why you recorded accretable yield and a non-accretable difference on loans acquired that did not evidence credit impairment on the date of acquisition. Tell us and more clearly disclose how you determined the amount of your basis in the acquired loans that did not exhibit deterioration in credit quality and the cash flows expected to be collected for loans that did not exhibit deterioration in credit quality. If the loans did not exhibit deterioration in credit quality, tell us why you ascribed a portion of the purchase discount to these loans. Clearly identify how you determined the amount of the purchase discount to apply to these loans in the form of a non-accretable yield. Identify whether the accretable yield on these loans merely reflects the difference in the market and contractual interest rates.

Mr. O. Leonard Dorminey
President
Heritage Financial Group, Inc. and
Heritage Financial Group
September 23, 2010
Page 4

You may contact Paul Cline at 202-551-3851 or Kevin Vaughn, Accounting Branch Chief, at 202-551-3494 if you have questions regarding these comments or other accounting issues. Please contact David Lyon at 202-551-3421 or me at 202-551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst

By FAX to: Ms. Marianne Roche
            FAX 202-337-5502